[LETTERHEAD OF CHESAPEAKE LODGING TRUST]

July 17, 2015

VIA EDGAR

Mr. Daniel Gordon

Ms. Kristi Marrone

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Form 10-K for the fiscal year ended December 31, 2014

Filed on February 19, 2015

File No. 001-34572

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated July 14, 2015 (the “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) of Chesapeake Lodging Trust (the “Trust”), which was filed with the Commission on February 19, 2015.

For convenience of reference, each Staff comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Trust’s corresponding response.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 31

1.	In future filings revise your disclosure to clearly explain what is included in the adjustments for corporate general and administrative and non-cash amortization and why each of these adjustments is appropriate.

RESPONSE: The Trust acknowledges the comment and will include appropriately responsive disclosure in future filings.

*        *         *

On behalf of the Trust, I hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (410) 972-4142 or by e-mail at dvicari@cltreit.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Douglas W. Vicari
Douglas W. Vicari Executive Vice President and Chief Financial Officer Chesapeake Lodging Trust

CC:	James L. Francis Graham J. Wootten Chesapeake Lodging Trust

Kevin L. Vold Polsinelli PC